EXHIBIT 21

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization

Domestic

Advanced Communications USA, LLC	Delaware
BCI Communications, Inc.	Delaware
Directsat USA, LLC	Delaware
FTS USA LLC	Delaware
Nex-Link USA Communications, Inc.	California
Unitek Acquisition, Inc.	Delaware
Unitek Holdings, Inc.	Delaware
Unitek Midco, Inc.	Delaware
Unitek USA, LLC	Delaware
WTW USA, LLC	Delaware

International

Wirecomm Systems (2008), Inc.	Canada
Unitek Canada Inc.	Canada